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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
CIDCO INCORPORATED (Name of Issuer)
COMMON STOCK, $.01 par value per share (Title of Class of Securities)
171768104 (CUSIP Number)
Samuel R. DeSimone, Jr. EarthLink, Inc. 1375 Peachtree Street, 7 North Atlanta, GA 30309 (404) 815-0770 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With Copies to:
W. Tinley Anderson III, Esq. Hunton & Williams 600 Peachtree Street, N.E., Suite 4100 Atlanta, GA 30308-2216 (404) 888-4000
October 17, 2001 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

CUSIP No. 171768104	13D	Page 2 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EarthLink, Inc. 58-2511877

2	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP	(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
2,792,586

		8	SHARED VOTING POWER
1,774,253

		9	SOLE DISPOSITIVE POWER
2,792,586

		10	SHARED DISPOSITIVE POWER
1,774,253

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,566,839

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.5%

14	TYPE OF REPORTING PERSON
CO

  Item 1. Security and Issuer.

    The class of equity securities to which this statement relates is the common stock, $.01 par value per share (the "Shares"), of Cidco Incorporated, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 220 Cochrane Circle, Morgan Hill, CA 95037.

  Item 2. Identity and Background.

    (a)—(c) and (f) The name of the person filing this statement is EarthLink, Inc. (and the officers, directors and control persons of EarthLink, Inc. listed on Appendix A) hereinafter sometimes referred to as the "Reporting Persons".

    See Appendix A for the state of organization, principal business, address of principal business, and address of principal office of EarthLink, Inc. and the name, business address, present principal occupation or employment and name, principal business and address of corporation and citizenship of the individual Reporting Persons.

    This Schedule 13D relates to agreements entered into in connection with the offer by EarthLink Acquisition Sub, Inc. ("Offeror"), a Delaware corporation and wholly-owned subsidiary of EarthLink, Inc., a Delaware corporation, to purchase all of the Shares of the Issuer (the "Offer") pursuant to an Offer to Purchase dated October 31, 2001 (the "Offer to Purchase").

    Any Shares not acquired through the Offer will be acquired by merger (the "Merger") pursuant to the Agreement and Plan of Merger, dated October 17, 2001, among the Offeror, EarthLink, Inc. and the Issuer (the "Merger Agreement"). To induce the Offeror to make the Offer and enter into the Merger Agreement, the Issuer entered into a Stock Option Agreement dated October 17, 2001 with EarthLink, Inc. (the "Stock Option Agreement") pursuant to which EarthLink, Inc. has the option to purchase up to 19.9% of the Shares if, under certain circumstances, the Merger Agreement is terminated or the Issuer's stockholders do not approve the Merger. EarthLink, Inc. may be deemed to beneficially own 2,792,586, a total of 19.9%, of the Issuer's Shares by virtue of the Stock Option Agreement.

    In addition, certain Issuer stockholders (the "Voting Group") entered into individual Agreements to Vote and Tender, dated October 17, 2001 with EarthLink, Inc. The agreements obligate the Voting Group to tender all of the Shares they own in the Offer and to vote those Shares in favor of the Merger between the Offeror and the Issuer, and any transactions related thereto. By virtue of the Agreements to Vote and Tender, the Voting Group and EarthLink, Inc. are each deemed to beneficially own 1,744,253 of the Shares, a total of 12.6%.

    Therefore, under the Stock Option Agreement and the Agreements to Vote and Tender, EarthLink, Inc. beneficially owns 4,566,839 of the Shares, a total of 32.5%.

    (d)—(e) During the last five years, none of the Reporting Persons were convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

  Item 3. Source and Amount of Funds or Other Consideration.

    The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  Item 4. Purpose of Transaction.

    The information set forth in the Introduction and Section 12, "Purpose of the Offer; The Merger; Plans for the Company," of the Offer to Purchase is incorporated herein by reference.

  Item 5. Interest in Securities of the Issuer.

    (a) See Rows 11 and 13 of the Cover Pages.

    (b) See Rows 7 through 10 of the Cover Pages.

    (c) See Item 2. The information set forth in the Introduction, Section 12, "Purpose of the Offer; The Merger; Plans for the Company," and Section 13, "The Transaction Documents," of the Offer to Purchase is incorporated herein by reference.

    (d) To the best knowledge of any of the Reporting Persons, no person other than EarhLink, Inc. and the Voting Group has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares reported in Item 5(b).

    (e) Not applicable.

  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    The information set forth in the Introduction, Section 12, "Purpose of the Offer; The Merger; Plans for the Company," and Section 13, "The Transaction Documents," of the Offer to Purchase is incorporated herein by reference.

  Item 7. Material to be Filed as Exhibits.

    The following documents are being filed as exhibits to this statement and are incorporated herein by reference:

(1)	Not applicable.
(2)(a)	Offer to Purchase, dated October 31, 2001 (incorporated herein by reference to EarthLink, Inc.'s Schedule TO dated October 31, 2001).
(2)(b)*	Agreement and Plan of Merger dated October 17, 2001, as amended, by and among EarthLink Acquisition Sub, Inc., EarthLink, Inc. and Cidco Incorporated.
(3)(a)*	Stock Option Agreement, dated October 17, 2001, by and among EarthLink, Inc. and Cidco Incorporated.
(3)(b)*	Form of Agreement to Vote and Tender (Individual), dated October 17, 2001, by and among EarthLink, Inc. and certain stockholders of Cidco Incorporated.
(3)(c)*	Form of Agreement to Vote and Tender (Entity), dated October 17, 2001, by and among EarthLink, Inc. and certain stockholders of Cidco Incorporated.
*
Incorporated herein by reference to EarthLink, Inc.'s Schedule 13D filed with the Securities and Exchange Commission on October 29, 2001.

SIGNATURE

    After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

EARTHLINK, INC.
Date: October 31, 2001	By:	/s/ SAMUEL R. DESIMONE, JR. Name: Samuel R. DeSimone, Jr. Title: Executive Vice President, General Counsel, Secretary

Appendix A

    The following is a list of the name and position of each of the officers and directors of EarthLink, Inc., an Internet service provider. Each of the officers and directors have a business address of EarthLink, Inc.'s principal business address: 1375 Peachtree Street, 7 North, Atlanta, GA 30309. All of the officers and directors are United States citizens.

Sky D. Dayton	Chairman of the Board of Directors
Charles G. Betty	Chief Executive Officer and Director
Michael S. McQuary	President and Director
Austin M. Beutner	Director
Robert M. Kavner	Director
Linwood A. Lacy, Jr.	Director
Dr. Robert M. Metcalfe	Director
S. Marce Fuller	Director
Lee Adrean	Executive Vice President and Chief Financial Officer
Linda Beck	Executive Vice President, Operations
Carter Calle	Executive Vice President, Call Center Operations
Samuel R. DeSimone, Jr.	Executive Vice President, General Counsel and Secretary
Karen Gough	Executive Vice President, Marketing
William S. Heys	Executive Vice President, Sales
Jon M. Irwin	Executive Vice President, Member Experience
Michael C. Lunsford	Executive Vice President, Brand Strategy
Veronica J. Murdock	Executive Vice President, Acquisitions and Integrations
Gregory J. Stromberg	Executive Vice President, Employee Services
Lance Weatherby	Executive Vice President, EarthLink Everywhere
Brinton O. C. Young	Executive Vice President, Corporate Strategy

    Austin M. Beutner is the President of Evercore Partners, Inc., a private equity and venture capital investment company.

    Robert M. Kavner is a general partner in Idealab, a business development incubator for internet companies.

    Marce Fuller is the President, Chief Executive Officer and director of Mirant, a marketer of power and natural gas.

    Dr. Robert M. Metcalfe is a venture partner with Polaris Venture Partners, specializing in information technology start-ups.

EXHIBIT INDEX

Exhibit Number	Exhibit
Exhibit 2(a)	Offer to Purchase, dated October 31, 2001 (incorporated herein by reference to EarthLink Inc.'s Schedule TO, dated October 31, 2001).
Exhibit 2(b)*	Agreement and Plan of Merger, dated October 17, 2001, as amended, by and among EarthLink Acquisition Sub, Inc., EarthLink, Inc. and Cidco Incorporated.
Exhibit 3(a)*	Stock Option Agreement, dated October 17, 2001, by and among EarthLink, Inc. and Cidco Incorporated.
Exhibit 3(b)*	Form of Agreement to Vote and Tender (Individual), dated October 17, 2001, by and among EarthLink, Inc. and certain stockholders of Cidco Incorporated.
Exhibit 3(c)*	Form of Agreement to Vote and Tender (Entity), dated October 17, 2001, by and among EarthLink Acquisition Sub, Inc., EarthLink, Inc. and certain stockholders of Cidco Incorporated (Entity).
*
Incorporated herein by reference to EarthLink, Inc.'s Schedule 13D filed with the Securities and Exchange Commission on October 29, 2001.

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SIGNATURE
Appendix A
EXHIBIT INDEX